Delisting Determination, The Nasdaq Stock Market, LLC,
April 20, 2020, Paringa Resources Limited. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the American Depositary Shares of Paringa Resources
Limited (the Company), effective at the opening of the trading session on April 30, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101.
The Company was notified of the Staff determination on February 25, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on March 5, 2020.